Exhibit 99.1
C3IS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the six-month
period ended June 30, 2026, and the
six-month
period ended June 30, 2025. Unless otherwise specified herein, references to the “Company” or “we” shall include C3is Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form
20-F
for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2026 (the “Annual Report”). All share amounts reflect the (1)
1-for-100
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 11, 2024, (2)
1-for-2.5
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; (3)
1-for-6
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025; (4)
1-for-20
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on January 25, 2026; (5)
1-for-7
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 26, 2026; and (6)
1-for-40
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on August 18, 2026.
Overview
C3is Inc. is a ship-owning company providing international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and since the third quarter of 2023 to oil producers, refineries and commodities traders.
In December 2025 and January 2026, the Company agreed to acquire two MR product tankers, the “Clean Reaper (ex. San Remo)” (2008 built) and the “Clean Fury” (2011 built), for a purchase price of $16.88 million for the Clean Reaper (ex. San Remo) and $22.90 million for the Clean Fury. The Clean Fury was delivered on April 3, 2026, and the Clean Reaper (ex. San Remo) was delivered on August 6, 2026.
As of September 25, 2026, the Company’s fleet consisted of three dry bulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, one Aframax crude oil tanker that transports crude oil and two MR product tanker that transport petroleum products, with an aggregate fleet capacity of 311,431 dwt.

Our Fleet
As of September 25, 2026, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Special Survey Timing	Employment Status	Daily Charter Rate	Expiration of Charter (1)
Drybulk Carriers
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Q2 2031	Time Charter	$14,000	September 2026
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Q2 2027	Time Charter	$9,000	October 2026
Eco Spitfire	2012	Japan	33,664	Handysize drybulk carrier	Q2 2027	Time Charter	$12,000	October 2026
Tankers
Afrapearl II	2010	Korea	115,804	Aframax oil tanker	Q3 2028	Spot
Clean Fury	2011	Korea	47,203	Product Tanker	Q2 2029	Spot
Clean Reaper (ex. San Remo)	2008	Korea	50,760	Product Tanker	Q3 2028	Spot
Fleet total			311,431 dwt

(1)	Earliest date charters could expire.
Selected Financial Data
(in US Dollars except for Fleet Data)
The following tables present certain
summary
of historical and other data of C3is Inc.
The selected unaudited interim condensed consolidated financial data for the six-month
period ended June 30, 2025 and 2026 are derived from the unaudited interim condensed consolidated financial statements of C3is Inc. included elsewhere in this report. The selected consolidated financial data as of December 31, 2025 are derived from the consolidated financial statements of C3is Inc. included in the Annual Report.

	For the six-month period ended June 30, 2025.	For the six-month period ended June 30, 2026.
Statement of Comprehensive Income Data
Revenues	19,408,005	35,620,403
Voyage expenses	(7,343,749)	(7,761,638)
Voyage expenses – related party	(237,802)	(428,948)
Vessels’ operating expenses	(4,489,982)	(5,646,541)
Vessels’ operating expenses – related party	(66,500)	(83,000)
Drydocking costs	(78,701)	(1,304,121)
Management fees – related party	(318,560)	(357,720)
General and administrative expenses	(1,059,681)	(1,033,817)
General and administrative expenses – related party	(270,245)	(287,061)

Depreciation	(3,250,941)	(3,725,214)
Interest and finance costs	(4,192)	(3,916)
Interest and finance costs – related parties	(365,935)	(241,411)
Interest income	177,264	507,578
Foreign exchange loss	(18,822)	(40,525)
Gain/(loss) on warrants	508,232	(2,030,240)
Net income	2,588,391	13,183,829

	As of December 31, 2025	As of June 30, 2026
Balance Sheet Data
Cash and cash equivalents	616,640	737,874
Time deposits	14,323,999	32,510,000
Current assets	20,838,709	48,509,181
Vessels, net	77,647,921	96,251,707
Total assets	98,486,630	144,760,888
Current liabilities	3,357,855	28,824,473
Warrant liability	29,161	1,347,235
Total liabilities	3,387,016	30,171,708
Capital stock	24	387
Total stockholders’ equity	95,099,614	114,589,180

Other Financial Data	For the six- month period ended June 30, 2025.	For the six-month period ended June 30, 2026.
Net cash provided by operating activities	2,947,983	12,828,512
Net cash provided by/(used in) investing activities	6,186,806	(18,232,366)
Net cash (used in)/provided by financing activities	(13,099,361)	5,525,088
Fleet Data

	For the six-month period ended June 30, 2025	For the six-month period ended June 30, 2026
Average number of vessels (1)	4	4.5
Period end number of owned vessels in fleet	4	5
Total calendar days for fleet (2)	724	813
Total voyage days for fleet (3)	724	746
Fleet utilization (6)	100.0%	91.8%
Total charter days for fleet (4)	464	511
Total spot market days for fleet (5)	260	235
Fleet operational utilization (7)	84.8%	81.4%

1)
Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period. 2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

3)
Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period and the days that vessels were commercially idle.
6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)
Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

8)
Average time charter equivalent daily rate (“average TCE rate”) is a measure of the average daily revenue performance of a vessel. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures
comparable GAAP measure to time charter equivalent revenues, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes
in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in shipping or other industries. TCE assists our investors to assess our financial performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

Results of Operations
Six-month
period ended June 30, 2026, compared to the
six-month
period ended June 30, 2025
An average of 4.5 vessels were owned by the Company during the six months ended June 30, 2026, compared to 4.0 vessels for the same period of 2025.

•
Voyage Revenues
for the six months ended June 30, 2026, amounted to $35.6 million, an increase of $16.2 million compared to revenues of $19.4 million for the six months ended June 30, 2025, primarily due to the increase in the average TCE rate of our vessels, from $16,335 for the six months ended June 30, 2025, to $36,769 for the same period in 2026. Total calendar days for our fleet were 813 days for the six months ended June 30, 2026, as compared to 724 days for the same period in 2025, due to the increase in the average number of our vessels. Of the total calendar days in the first six months of 2026, 511 or 62.9%, were time charter days, as compared to 464 or 64.1% for the same period in 2025. Our fleet operational utilization was 81.4% and 84.8% for the six months ended June 30, 2026, and 2025, respectively.

•
Voyage expenses and vessels’ operating expenses
for the six months ended June 30, 2026, were $8.2 million and $5.7 million, respectively, compared to $7.6 million and $4.6 million, respectively, for the six months ended June 30, 2025. The increase in voyage expenses is mainly attributed to an increase in bunker cost by 12.1%, primarily due to the increase in bunker prices. The increase in vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the six months ended June 30, 2026, mainly included bunker costs of $4.4 million, corresponding to 53.7% of total voyage expenses, and port expenses of $2.3 million, corresponding to 28.0% of total voyage expenses. Operating expenses for the six months ended June 30, 2026, mainly included crew expenses of $2.8 million, corresponding to 49.1% of total operating expenses, spares and consumables costs of $1.3 million, corresponding to 22.8%, and maintenance expenses of $0.7 million, representing works and repairs on the vessels, corresponding to 12.3% of total vessel operating expenses.

•
Depreciation
for the six months ended June 30, 2026, was $3.7 million, a $0.4 million increase from $3.3 million for the same period of last year, due to the increase in the average number of our vessels.

•
Management fees
for the six months ended June 30, 2026, were $0.4 million, a $0.1 million increase from $0.3 million for the same period of last year, due to the increase in the average number of our vessels.

•	General and Administrative costs for the six months ended June 30, 2026, and 2025 were $1.3 million for each period.

•
Interest and finance costs
for the six months ended June 30, 2026, and 2025 were $0.2 million and $0.4 million, respectively. The balances are related to the accrued interest expense – related party in connection with the $22.1 million, part of the acquisition price of our MR Product tanker,
Clean Fury
- which is payable by January 2027- and our bulk carrier, the
Eco Spitfire
, which was completely repaid in April 2025.

•
Interest income
for the six months ended June 30, 2026, and 2025 was $0.5 million and $0.2 million, respectively. The increase of $0.3 million is due to the increase in time deposits held by the Company.

•
Loss on warrants
for the six months ended June 30, 2026, was $2.0 million as compared with the gain on warrants of $0.5 million for the six months ended June 30, 2025, and mainly related to the net fair value changes on our
Class B-1
and
B-2
Warrants and
Class C-1
and
C-2
warrants that were classified as liabilities.

•
Net Income
of $13.2 million and related earnings per share, basic, of $483.39 for the six months ended June 30, 2026, compared to a net income of $2.6 million, corresponding to earnings per share, basic, of $2,913.39, for the same period of last year.

Cash Flows
Net cash provided by operating activities
Net cash provided by operating activities
was $12.8 million for the six months ended June 30, 2026, compared to $2.9 million for the six months ended June 30, 2025. Net cash provided by operating activities increased in the six months ended June 30, 2026, compared to six months ended June 30, 2025, by $9.9 million, due to the increase in our profitability, excluding non-cash
items, by $13.5 million due to the increase in revenue as a result of the increase in the average TCE rate of our vessels by 125.1%, from $16,335 for the six months ended June 30, 2025, to $36,769 for the six months ended June 30, 2026, in parallel with the changes in assets and liabilities from working capital movements between the two periods of $3.6 million. The changes in assets and liabilities were mainly attributed to the unfavorable changes of trade and other receivables and inventories totaling $6.3 million and the favorable changes of trade accounts payable and payable to related parties totaling $3.1 million.
Net cash (used in)/provided by investing activities
Net cash used in investing activities
was $18.2 million for the six months ended June 30, 2026, compared to cash provided by investing activities of $6.2 million for the six months ended June 30, 2025, due to the net increase in bank time deposits entered into in 2026.

Net cash provided by/(used in) financing activities
Net cash provided by financing activities
was $5.5 million for the six months ended June 30, 2026, following the proceeds from exercise of warrants and equity offerings, compared to net cash used in financing activities of $13.1 million for the six months ended June 30, 2025, following the payment of 90% of the acquisition price of the third handysize drybulk vessel,
Eco Spitfire
, in April 2025.
Liquidity and Capital Resources
As of June 30, 2026, we had cash and cash equivalents of $0.7 million, and bank time deposits of $32.5 million. Subsequent to June 30, 2026, we received net proceeds of $5.6 million from the sale of units, comprised of common stock and warrants, in a registered offering, and $4.3 million from the issuance of 2.0 million of our common shares under our at-the-market offering
sales agreement with Aegis Capital Corporation.
Our principal sources of funds for our liquidity needs have been cash flows from operations, as we derive all our revenues from the payment of charter hire and spot voyages by the charterers of our vessels. Potential additional sources of funds may include additional equity offerings and bank borrowings. We expect future equity offerings and other issuances of our common shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.
Our liquidity, as of June 30, 2026, was primarily impacted by the financial liability of $22.3 million, being part of the total purchase price of the vessel “Clean Fury”, that was delivered to us on April 3, 2026, of $22.9 million, due in January 2027. The MR tanker “Clean Reaper (ex. San Remo)” was delivered to us on August 6, 2026, and we are required to pay the purchase price for this vessel of $16.88 million in January 2027. In addition to these vessel purchase payments, aggregating $39.8 million, due in January 2027, our liquidity needs also include expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.
As of June 30, 2026, we had no bank debt. We may incur indebtedness in the future to finance the growth of our fleet.
We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment and subject to either the successful completion of equity offerings or the incurrence of bank debts, our internally generated cash flows will be sufficient to fund our current operations, including working capital requirements and payment of the financial liability relating to purchase of vessels, for at least 12 months, from the date of issuance of unaudited interim condensed consolidated financial statements, taking into account any possible capital commitments and debt service requirements.
Critical Accounting Estimates
A discussion of our critical accounting estimates can be found in our Annual Report.

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs, port fees or other protectionist measures imposed by the United States, China or other countries, general market conditions, including changes in charter hire rates and vessel values, supply and demand for drybulk cargoes, oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the purchase price for our two product tankers, ability to obtain financing and comply with covenants in our financing arrangements, our ability to profitably operate in the drybulk and crude oil tanker sectors, our ability to comply with the Nasdaq listing rules, including maintaining compliance with respect to the minimum bid price requirement, potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, including the conflict in Ukraine and related sanctions and the conflict in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden and the effective closure of the Persian Gulf, including the Strait of Hormuz, due to the conflict between Iran and the U.S. and Israel, accidents and political events or acts by terrorists. Risks and uncertainties are further described in the reports we file with the U.S. Securities and Exchange Commission.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF C3IS INC.

Unaudited condensed consolidated balance sheets as of December 31, 2025 and June 30, 2026	F-2
Unaudited condensed consolidated statements of comprehensive income for the six-month periods ended June 30, 2025 and 2026	F-3
Unaudited condensed consolidated statements of stockholders’ equity for the six-month periods ended June 30, 2025 and 2026	F-4
Unaudited condensed consolidated statements of cash flows for the six-month periods ended June 30, 2025 and 2026	F-5
Notes to the unaudited interim condensed consolidated financial statements	F-7

C3is Inc.
Unaudited interim condensed consolidated balance sheets
As of December 31, 2025 and June 30, 2026
(Expressed in United States Dollars, Except for share Data)

		As of December 31, 2025	As of June 30, 2026
Assets
Current assets
Cash and cash equivalents		616,640	737,874
Time deposits		14,323,999	32,510,000
Trade and other receivables		4,262,887	11,734,850
Other current assets	(Note 10)	282,992	234,443
Inventories	(Note 4)	1,312,062	3,217,204
Advances and prepayments		15,378	10,436
Operating lease right-of-use assets		24,751	64,374

Total current assets		20,838,709	48,509,181

Non current assets
Vessels, net	(Note 5)	77,647,921	96,251,707

Total non current assets		77,647,921	96,251,707

Total assets		98,486,630	144,760,888

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable		1,804,473	3,106,148
Payable to related parties	(Note 3)	381,779	24,473,778
Accrued and other liabilities	(Note 6)	911,201	1,102,162
Operating lease liabilities		24,751	64,374
Deferred income		235,651	78,011

Total current liabilities		3,357,855	28,824,473

Non current liabilities
Warrant liability	(Note 8)	29,161	1,347,235

Total non current liabilities		29,161	1,347,235

Total liabilities		3,387,016	30,171,708

Commitments and contingencies	(Note 13)
Capital stock, $0.01 par value, 2,000,000,000 shares authorized at December 31, 2025 and June 30, 2026, 2,356 and 38,690 issued and outstanding at December 31, 2025 and June 30, 2026, respectively (Note 8)		24	387
Preferred Stock, 200,000,000 shares authorized Preferred stock, Series A, $0.01 par value, 600,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026		6,000	6,000
Additional paid-in capital		90,607,745	102,408,202
Retained earnings		4,485,845	12,174,591

Total stockholders’ equity		95,099,614	114,589,180

Total liabilities and stockholders’ equity		98,486,630	144,760,888

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed consolidated statements of comprehensive income
For the
six-month
periods ended June 30, 2025 and 2026
(Expressed in United States dollars)

		For the six-month periods ended June 30,
		2025	2026
Revenues
Revenues	(Note 10)	19,408,005	35,620,403

Total revenues		19,408,005	35,620,403

Expenses
Voyage expenses		7,343,749	7,761,638
Voyage expenses – related party	(Note 3)	237,802	428,948
Vessels’ operating expenses		4,489,982	5,646,541
Vessels’ operating expenses – related party	(Note 3)	66,500	83,000
Drydocking costs		78,701	1,304,121
Management fees – related party	(Note 3)	318,560	357,720
General and administrative expenses		1,059,681	1,033,817
General and administrative expenses – related party	(Note 3)	270,245	287,061
Depreciation	(Note 5)	3,250,941	3,725,214

Total expenses		17,116,161	20,628,060

Income from operations		2,291,844	14,992,343

Other (expenses)/income
Interest and finance costs		(4,192)	(3,916)
Interest and finance costs – related parties	(Note 3)	(365,935)	(241,411)
Interest income		177,264	507,578
Foreign exchange loss		(18,822)	(40,525)
Gain/(loss) on warrants	(Note 8)	508,232	(2,030,240)

Other income/(expenses), net		296,547	(1,808,514)

Net income		2,588,391	13,183,829

Earnings/(loss) per share (Note 9)
-Basic		2,913.39	483.39
-Diluted		(127.62)	162.59
Weighted average number of shares (Note 9)
-Basic		131	15,904
-Diluted		1,112	81,079
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed consolidated statements of stockholders’ equity
For the
six-month
periods ended June 30, 2025 and 2026
(Expressed in United States Dollars, Except for Number of Shares)

	Common stock		Preferred stock	Amount	Additional paid-in capital	Retained earnings	Total
	Number of Shares	Amount	Number of Shares
Balance, December 31, 2024	126	1	600,000	6,000	71,098,202	257,052	71,361,255
Issuance of common stock, net of issuance costs (Note 8)	—	—	—	—	—	—	—
Exercise of warrants (Note 8)	39	1	—	—	790,534	—	790,535
Stock-based compensation	—	—	—	—	228,518	—	228,518
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(377,083)	(377,083)
Down round deemed dividend on Series A preferred shares ($3.03 per preferred share) (Note 8)	—	—	—	—	1,818,000	(1,818,000)	—
Net Income	—	—	—	—	—	2,588,391	2,588,391

Balance, June 30, 2025	165	2	600,000	6,000	73,935,254	650,360	74,591,616

	Common stock		Preferred stock	Amount	Additional paid-in capital	Retained earnings	Total
	Number of Shares	Amount	Number of Shares
Balance, December 31, 2025	2,356	24	600,000	6,000	90,607,745	4,485,845	95,099,614
Issuance of common stock, net of issuance costs (Note 8)	15,113	151	—	—	2,343,308	—	2,343,459
Exercise of warrants (Note 8)	21,221	212	—	—	4,276,916	—	4,277,128
Stock-based compensation	—	—	—	—	62,233	—	62,233
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(377,083)	(377,083)
Down round deemed dividend on Series A preferred shares ($8.53 per preferred share) (Note 8)	—	—	—	—	5,118,000	(5,118,000)	—
Net Income	—	—	—	—	—	13,183,829	13,183,829

Balance, June 30, 2026	38,690	387	600,000	6,000	102,408,202	12,174,591	114,589,180

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed consolidated statements of cash flows
For the
six-month
periods ended June 30, 2025 and 2026
(Expressed in United States Dollars)

	For the six-month period ended June 30,
	2025	2026
Cash flows from operating activities:
Net income for the period	2,588,391	13,183,829
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation	3,250,941	3,725,214
Share based compensation	228,518	62,233
Unrealized foreign exchange loss on time deposits	—	46,365
(Gain)/loss on warrants	(508,232)	2,030,240
Non-cash lease expense	33,002	24,751
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,866,717)	(7,471,963)
Other current assets	(27,891)	48,549
Inventories	(258,085)	(1,905,142)
Advances and prepayments	3,758	4,942
Increase/(decrease) in
Trade accounts payable	442,559	1,301,675
Changes in operating lease liabilities	(33,002)	(24,751)
Payable to related parties	189,723	1,769,249
Accrued liabilities	(48,541)	190,961
Deferred income	(46,441)	(157,640)

Net cash provided by operating activities	2,947,983	12,828,512

Cash flows from investing activities
Payments for acquisition and capitalized expenses of vessel	(161,900)	—
Increase in bank time deposits	(1,600,000)	(47,456,757)
Maturity of bank time deposits	7,948,706	29,224,391

Net cash provided by/(used in) investing activities	6,186,806	(18,232,366)

Cash flows from financing activities
Proceeds from equity offering	—	2,632,693
Repayment of seller financing	(13,381,000)	—
Proceeds from exercise of warrants	660,806	3,564,962
Stock issuance costs	—	(289,234)
Dividends paid on preferred shares	(379,167)	(383,333)

Net cash (used in)/provided by financing activities	(13,099,361)	5,525,088

Net (decrease)/increase in cash and cash equivalents	(3,964,572)	121,234

Cash and cash equivalents at beginning of period	4,640,343	616,640

Cash and cash equivalents at end of period	675,771	737,874

Supplemental Cash Flow Information
Cash paid for interest in relation to seller financing	1,190,000	—

Non cash financing activity - Cashless exercise of Class B2 and Class C2 warrants	—	712,166

Non cash financing activity - Dividends on preferred shares Series A included in payable to related parties	160,416	347,917

Non cash investing activity - Vessel acquisition included in payable to related parties	—	22,329,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Notes to the unaudited interim condensed consolidated financial statements
(Expressed in United States dollars)

1.	Basis of Presentation and General Information
C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company”) on July 25, 2022 under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Drybulk International Trading and Shipping Inc. and in Raw Commodities & Exports Inc. (“Initial Fleet”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023 in exchange for nil common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed its interests in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.
The accompanying unaudited interim condensed consolidated financial statements include the accounts of C3is and its subsidiaries, (collectively, the “Company”). The Initial Fleet has been accounted for using the historical carrying costs of its assets and liabilities from their dates of incorporation.
The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2026 (the “2025 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026. The reporting and functional currency of the Company is the United States Dollar.
The consolidated balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
As of June 30, 2026, the Company’s fleet was comprised of three Handysize drybulk carriers, one Aframax crude oil tanker and one MR product tanker providing worldwide marine transportation services under long, medium or short-term charters.
The Company’s vessels are managed by Brave Maritime Corporation S.A., a company controlled by members of the family of the Company’s Non-Executive Director and former Parent Company’s Chief Executive Officer, since June 21, 2023. Brave Maritime Corporation S.A. is incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Brave Maritime Corporation S.A. is herein referred to as the “Manager”.
As of June 30, 2026, the subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	04/07/2022	Eco Bushfire	32,000	21/09/2022
Raw Commodities & Exports Inc.	04/07/2022	Eco Angelbay	32,000	19/10/2022
Crude Oil Services International Inc.	06/07/2023	Afrapearl II	115,804	14/07/2023
Spitfire Dragon Transport Inc.	10/4/2024	Eco Spitfire	33,664	10/05/2024
Furious Petroleum Transport Inc.	15/01/2026	Clean Fury	47,203	03/04/2026
Magnificent Hydrocarbons Inc.	18/12/2025	Clean Reaper (ex. San Remo)	50,760	06/08/2026

On April 12, 2024, on December 31, 2024, on April 3, 2025, on January 26, 2026, on April 27, 2026 and on August 19, 2026, the Company
effected a 1-for-100, a 1-for-2.5,
a 1-for-
6, a
1-for-20,
1-for-7
and
1-for-40 reverse stock
splits, of its shares of common stock (collectively referred to as “RSS”).
All share and per share amounts disclosed in these unaudited interim condensed consolidated financial statements give effect to the RSS, retroactively, for all periods presented. The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock splits.

2.	Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the 2025 Consolidated Financial Statements. There have been no material changes to these policies or pronouncements in the six-month period ended June 30, 2026.

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.
Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessel purchased”) are capitalized to the cost of the vessels as incurred, and are included in “Vessels, net” in the unaudited interim condensed consolidated balance sheets.
The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services (the “Crew management fees”) and the related expense is included in “Operating expenses – related party” in the unaudited interim condensed consolidated statements of comprehensive income.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”). The related expenses are included in “General and administrative expenses – related party” in the unaudited interim condensed consolidated statements of comprehensive income.
The current account balance with the Manager at December 31, 2025 and June 30, 2026 was a liability of $27,612 and $817,099, respectively. The liability as at December 31, 2025 and June 30, 2026 mainly represents payments made by the Manager on behalf of the Company.
On April 10, 2024, the Company entered into a memorandum of agreement with Transamerica Logistics Inc., a company affiliated with members of the family of the Company’s Non-Executive Chairman for the acquisition of the vessel “Eco Spitfire” for an aggregate consideration of $16,190,000. The vessel was delivered to the Company on May 10, 2024. 10% of the total consideration i.e. $1,619,000 was paid in cash, upon delivery, while the remaining amount of $14,571,000 was paid in April 2025 and had no stated interest. The vessel was recorded at its fair value of $15,000,000 as determined by an independent broker and the liability was recorded at $13,381,000 (the “Remaining purchase price”) on May 10, 2024. Since the payment of the remaining amount of $14,571,000 depended only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $1,190,000, being the difference between the Remaining purchase price and the amount of $14,571,000 paid in April 2025, was accounted for as interest over the life of the liability i.e. until April 2025. The interest expense amounting to $365,935 and nil, for the period from January 1, 2025 to April 10, 2025, and six-month period ended June 30, 2026, respectively, was included in “Interest and finance costs-related parties” in the unaudited interim condensed consolidated statements of comprehensive income.

On December 15, 2025, the Company entered into a memorandum of agreement with Perfect Storm Inc., a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “Clean Reaper (ex. San Remo)” for a consideration of $16,880,000. No deposit was paid as of June 30, 2026. The vessel was delivered to the Company on August 6, 2026 (Note 14).
On January 16, 2026, the Company entered into a memorandum of agreement with Furioza Trading Desk Overseas Inc., a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “Clean Fury” for an aggregate consideration of $22,900,000. The vessel was delivered to the Company on April 3, 2026. The total consideration is payable in January 2027 and has no stated interest. The vessel was recorded at its fair value of $22,100,000 as determined by an independent broker and the liability was recorded at $22,100,000 (the “Purchase price”) on April 3, 2026. Since the payment of the remaining amount of $22,900,000 depended only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $800,000, being the difference between the Purchase price and the amount of $22,900,000 which is payable in January 2027, will be accounted for as interest over the life of the liability i.e. until January 2027. The interest expense amounting to nil and $241,411, for the six-month
period ended June 30, 2025 and period from April 3, 2026 to June 30, 2026, respectively, was included in “Interest and finance costs-related parties” in the unaudited interim condensed consolidated statements of comprehensive income.
The current account balance with Imperial Petroleum Inc. as of June 30, 2026 was a liability of $347,917 (December 31, 2025: $354,167). The liability for both periods related to the accrued dividend payable on Series A Preferred Shares.
The current account balance with Furioza Trading Desk Overseas Inc., the company affiliated with members of the family of the
Company’s Non-Executive
Chairman, as of June 30, 2026 was $23,308,762. This liability related to the outstanding amount for the acquisition of the vessel “Clean Fury” which included the Purchase price, accrued interest of $241,411 and payables of $967,351 relating to inventory on board the vessel.
The amounts charged by the Company’s related parties comprised the following:

	Location in unaudited interim condensed consolidated statement of comprehensive income	Six-month period ended June 30, 2025	Six-month period ended June 30, 2026
Management fees	Management fees – related party	318,560	357,720
Brokerage commissions	Voyage expenses – related party	237,802	428,948
Superintendent fees	Vessels’ operating expenses – related party	6,500	15,500
Crew management fees	Vessels’ operating expenses – related party	60,000	67,500
Executive compensation	General and administrative expenses – related party	237,243	262,310
Rental expense	General and administrative expenses – related party	33,002	24,751
Commission – vessel purchased	Vessels, net	—	229,000
Interest expense	Interest and finance costs – related parties	365,935	241,411

4.	Inventories
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2025	June 30, 2026
Bunkers	1,026,545	2,750,958
Lubricants	285,517	466,246

Total	1,312,062	3,217,204

5.	Vessels, Net
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2025	94,990,150	(17,342,229)	77,647,921

Depreciation for the period	—	(3,725,214)	(3,725,214)

Acquisition and improvements	22,329,000	—	22,329,000

Balance, June 30, 2026	117,319,150	(21,067,443)	96,251,707

As of June 30, 2026, the Company performed an impairment review of its vessels since the book values of two vessels were substantially higher than their market values. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment loss was recognized for the six-month period ended June 30, 2026.

6.	Accrued and Other Liabilities
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2025	June 30, 2026
Vessel operating and voyage expenses	637,355	966,673
Administrative expenses	273,846	135,489

Total	911,201	1,102,162

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, balances with related parties, trade accounts payable and accrued and other liabilities and warrant liability. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.
Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The carrying values of cash and cash equivalents, time deposits, balances with related parties, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and time deposits are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Class B1, Class B2, Class C1 and Class C2 warrant liability is measured at each reporting period end and at each settlement date using the Black & Scholes model and is considered Level 3 item as it is derived by using significant unobservable inputs such as historical volatility.

8.	Stockholders’ equity
Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2025 Consolidated Financial Statements.

Common stock and warrants:

i)	Equity Offerings
In February 2026, the Company entered into an “At The Market” sales agreement with Aegis Capital Corporation, covering the registration of common shares with an aggregate amount of up to $98,000,000. As of June 30, 2026, the Company sold 15,113 common shares, with net proceeds, after discounts and commissions and other issuance costs, of $2,343,459. The above number of shares reflects the proportionate adjustment following the RSS (Note 1).
As of June 30, 2026, 2,040 common shares were issued upon the exercise of Class E warrants for net proceeds of $114 and 760 common shares were issued upon the cashless exercise of Class E warrants. As of June 30, 2026, the exercise price of the Class E warrants was $0.056 per share and the number of common shares that can potentially be issued was 1 common share. The above exercise price and number of shares issuable upon exercise of Class E warrants reflect the proportionate adjustment following the RSS (Note 1).
As of June 30, 2026, the exercise price of the Class D warrants was $83.66 per share, subject to adjustment to the exercise price based on the lowest daily VWAP during a five-day
adjustment period after each
six-month
anniversary from December 12, 2025, the original issuance date of the Class D warrants. The number of shares issuable upon exercise of the outstanding Class D warrants was 4,672. The above exercise price and number of shares issuable upon exercise of Class D warrants reflect the proportionate adjustment following the RSS (Note 1).
As of June 30, 2026, the exercise price of the outstanding Class B1, Class B2, Class C1 and Class C2 warrants was $3.0032, based on the lowest daily VWAP for the Company’s common stock during the adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on April 27, 2026 (Note 1) and the number of shares issuable upon exercise of the warrants, is presented below, pursuant to the terms of the warrants, such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged. Following the reverse stock split effective on August 19, 2026 (Note 1), the exercise price of Class B1, Class B2, Class C1 and Class C2 warrants was decreased to $2.4444, based on the lowest daily VWAP for the Company’s common stock during the adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on August 19, 2026 (Note 1) and the number of shares issuable upon exercise of the warrants were adjusted, as presented below, pursuant to the terms of the warrants, such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged. During the six-month
period ended June 30, 2026, 4,290 common shares were issued upon the exercise of Class B2 warrants with fair value $86,447 for net proceeds of $666,975 and 14,131 common shares were issued upon the exercise of Class C2 warrants with fair value $625,719 for net proceeds of $2,897,873.

Warrant	Shares to be issued upon exercise of remaining warrants based on the exercise price of $3.0032 as of June 30, 2026	Shares to be issued upon exercise of remaining warrants that exist as of June 30, 2026 based on the exercise price $2.4444 as of September 29, 2026
Class B1	53,142	65,291
Class B2	2,122,317	2,607,488
Class C1	12,801	15,728
Class C2	1,473,970	1,810,926
Total	3,662,230	4,499,433

As of June 30, 2026, the
Company re-valued
the outstanding warrants classified as liabilities. For the
six-month
period ended June 30, 2026, the Company recognized a loss of $2,030,240 (June 30, 2025: gain of $508,232) resulting from the change in the fair value of the liability for the unexercised warrants.
The value of the outstanding warrants as of June 30, 2026, was $1,347,235 (December 31, 2025: $29,161) and were presented under ‘Warrant liability” in the accompanying unaudited interim condensed balance sheets. The Company values its warrants classified as liabilities using Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility. The Company uses the Black & Scholes model for the valuation of the warrants at each settlement and at each measurement date, under the following assumptions (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price as of the date of each fair value measurement.

For the valuation as of June 30, 2026, the Company used a volatility of 56.21%, a risk-free rate of 4.23% and a market value of common stock of $1.66.
The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2025	29,161
Change in fair value of warrants	2,030,240
Exercise of warrants	(712,166)
Balance as of June 30, 2026	1,347,235
Preferred shares:
As of June 30, 2026, the conversion price of Series A Preferred shares was $3.0032, as adjusted, after the RSS effective on April 27, 2026 (Note 1). Pursuant to ASC 260, Earnings per Share, the Company recorded a deemed dividend for the down round adjustment of $5,118,000 which reduced income available to common shareholders in the Company’s earnings per share calculation (Note 9).
Aggregate dividends of $0.4 million were paid on the Company’s Series A Preferred Shares during the six-month
period ended June 30, 2026.

9.	Earnings/(loss) per share
All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class method of computing earnings/(loss) per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings/(loss) per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic earnings per common share includes the total shares issuable upon the cashless exercise of the Class B1, Class C1 and Class E warrants, as the exercise of the warrants is considered virtually certain taking into account that the holder of such warrants may elect to exercise them for no consideration. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. The Company calculates basic and diluted earnings/(loss) per share as follows:

	For the six-month period ended June 30, 2025		For the six-month period ended June 30, 2026
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	2,588,391	2,588,391	13,183,829	13,183,829
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	(377,083)	(377,083)	(377,083)	(377,083)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(1,818,000)	(1,818,000)	(5,118,000)	(5,118,000)
Less: Undistributed earnings allocated to non-vested shares	(11,654)	(11,654)	(967)	(967)
Series A Perpetual Convertible Preferred Shares	—	—	—	5,495,083
Change in fair value of warrants	—	(523,582)	—	—

Net income/(loss) attributable to common shareholders, basic and diluted	381,654	(141,928)	7,687,779	13,182,862

Denominator
Weighted average number of shares outstanding, basic	131	131	15,904	15,904
Series A Perpetual Convertible Preferred Shares (Note 8)	—	—	—	65,175
Warrants (Note 8)	—	981	—	—
Effect of dilutive shares	—	981	—	65,175
Weighted average number of shares outstanding, diluted	—	1,112	—	81,079
Earnings/(loss) per share	2,913.39	(127.62)	483.39	162.59
As of June 30, 2026, the most dilutive method was the treasury stock method and the diluted earnings per share reflects the potential dilution from the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method which resulted in 65,175 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards and options and any incremental shares resulting for the exercise of the unexercised Class B2, Class C2 and Class D warrants that were out of the money as of the reporting date, calculated using the treasury stock method. As of June 30, 2026, the aggregate number of common shares that can potentially be issued under the outstanding Class B2, Class C2 and Class D warrants was 3,600,959 common shares (Note 8) and the aggregate number of unvested restricted shares was 2 and the aggregate number of options to purchase common shares was 2.
As of June 30, 2025, the most dilutive method was the treasury stock method and the diluted loss per share reflects the potential dilution from the conversion of Class B2 and C2 warrants that are in the money as of the reporting date calculated using the treasury stock method which resulted in 981 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards and options and any incremental shares resulting for the exercise of the unexercised Class A Warrants that were out of the money as of the reporting date, calculated using the treasury stock method, as well as the 602 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of June 30, 2025, the number of common shares that can potentially be issued under the outstanding Class A warrants was 1 common share, the aggregate number of unvested restricted shares was 4 and the aggregate number of options to purchase common shares was 2.

10.	Revenues
The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six-month period ended June 30, 2025	Six-month period ended June 30, 2026
Time charter revenues	4,462,503	8,181,935
Voyage charter revenues	14,087,390	25,186,729
Other income	858,112	2,251,739

Total	19,408,005	35,620,403
The Company generates its revenues from time charters and voyage charters. A significant portion of the voyage hire is typically paid upon the completion of the voyage.
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month period ended June 30, 2026 was $4,659,783 and is included within “Voyage charter revenues” in the above table, while for the time charters hire is payable in advance.
As of December 31, 2025 and June 30, 2026, receivables from the Company’s voyage charters amounted to $3,077,724 and $9,594,901, respectively.
As of December 31, 2025 and June 30, 2026, the Company recognized $282,992 and $234,443, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited interim condensed consolidated balance sheets.

As of December 31, 2025 and June 30, 2026, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $3,490,200 and $3,305,568, respectively. The Company recognized the undelivered performance obligation as of December 31, 2025 as revenues in the first quarter of 2026. The Company will recognize the undelivered performance obligation as of June 30, 2026 as revenues in the third quarter of 2026.
The Company’s time charters have a duration of up to 2 months. As of June 30, 2026, the time charters under which the Company’s vessels were employed had a remaining term of less than 2 months.

11.	Equity Compensation Plan
Details of the Company’s equity compensation plan (the “Plan”) are discussed in Note 14 of the 2025 Consolidated Financial Statements.

12.	Income Taxes
The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

13.	Commitments and Contingencies
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of June 30, 2026, amount to $1,167,600 during the 12-month period ending June 30, 2027.
As of June 30, 2026, the Company had total obligations under memoranda of agreement (Note 3) for the acquisitions of the product tanker vessels “Clean Reaper (ex. San Remo)” and “Clean Fury”, of $16,880,000 and $22,900,000, respectively, with both payments due in January 2027.

14.	Subsequent Events
In July 2026, the Company paid dividends of $377,083 on its outstanding Series A preferred shares to Imperial Petroleum Inc.
In July 2026, the Company completed a public offering of 288,375 units with each unit consisting of one common share and one Class F Warrant to purchase one common share, all of which were issued, resulting in gross proceeds of $6.0 million. The above number of shares reflects the proportionate adjustment following the reverse stock split effective on August 19, 2026 (Note 1).
On August 6, 2026, the Company took delivery of the vessel “Clean Reaper (ex. San Remo)” (Note 3).
Effective as of August 19, 2026, the Company effected a 1-for-40 reverse stock split of its shares of common stock (Note 1).
In August and September 2026, the Company, under the terms of the “At The Market” sales agreement with Aegis Capital Corporation, issued 2.0 million shares of common stock, resulting in net proceeds of $4.3 million.